Notice to the Reader

The Company has restated its previously reported unaudited condensed interim consolidated financial statements and management’s discussion and analysis for the three and six months ended September 30, 2020 and 2019 as the result of management’s review of the financial statements. The restatement occurred as a result of the re-assessment of presentation of income from certain operations, resulting in a misallocation. There was no impact on net income (loss) before and after tax or net income (loss) and comprehensive income (loss) for either the three or six months ended September 30, 2019 as a result of these restatements.

Details of the changes are fully described in Note 27 to the restated condensed interim consolidated financial statements for the three and six months ended September 30, 2020 and 2019 as filed on SEDAR on January 27, 2021.

The unaudited restated unaudited condensed interim consolidated financial statements and management’s discussion and analysis for the three and six months ended September 30, 2020 and 2019, replaces and supersedes the respective previously filed original unaudited condensed interim consolidated financial statements and related management’s discussion and analysis.

HIVE Blockchain Technologies Ltd.

Condensed Interim Consolidated Financial Statements

Amended and Restated

For the three and six months ended September 30, 2020 and 2019

(Expressed in US dollars)

(Unaudited)

HIVE Blockchain Technologies Ltd. Condensed Interim Consolidated Statements of Financial Position Amended and Restated (Expressed in US dollars unless otherwise indicated) (Unaudited)

	September 30,	March 31,
	2020	2020

Assets
Current assets
Cash and equivalents	$5,831,444	$5,130,127
Amounts receivable and prepaids (Note 9)	13,786,208	9,748,849
Digital currencies (Note 10)	10,718,921	3,455,756
	30,336,573	18,334,732

Data centre equipment (Note 11)	9,128,037	6,415,700
Deposits (Note 13)	2,100,111	1,879,505
Investment in sublease (Note 16)	157,604	234,152
Right of use asset (Note 16)	4,091,344	2,240,274
Goodwill (Note 6)	872,545	-
Total assets	$46,686,214	$29,104,363

Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities (Note 14)	$3,431,812	$2,130,175
Taxes payable	686,197	830,742
Current portion of lease liability (Note 16)	2,636,025	1,568,458
Loans payable (Note 15)	2,705,842	2,713,073
	9,459,876	7,242,448

Lease liability (Note 16)	1,540,462	775,480
Total liabilities	11,000,338	8,017,928

Equity
Share capital (Note 19)	192,167,920	188,542,547
Reserves and accumulated other comprehensive income	5,675,691	5,711,290
Deficit	(162,157,735)	(173,167,402)
Total equity	35,685,876	21,086,435
Total liabilities and equity	$46,686,214	$29,104,363

Nature of operations (Note 1)
Commitments and contingencies (Note 17)
Subsequent events (Note 26)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Blockchain Technologies Ltd.

Condensed Interim Consolidated Statements of Income (Loss) and
Comprehensive Income (Loss)
Amended and Restated

(Expressed in US dollars unless otherwise indicated)
(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2020	2019	2020	2019
		Restated (Note 27)		Restated (Note 27)

Income from digital currency mining (Note 10)	$12,989,592	$10,626,000	$19,569,874	$18,964,588

Cost of digital currency mining
Operating and maintenance costs (Note 18)	(3,780,716)	(12,571,817)	(7,767,987)	(18,126,792)
Depreciation (Notes 11 & 16)	(1,796,774)	(1,252,072)	(3,426,643)	(2,505,029)
	7,412,102	(3,197,889)	8,375,244	(1,667,233)
Revaluation of digital currencies (Note 10)	993,902	(4,806,346)	2,319,766	(1,912,515)
Gain on sale of digital currencies (Note 10)	1,729,821	(589,404)	2,477,287	826,260
Hosting revenue	191,800	-	191,800	-

Expenses
General and administrative (Note 21)	(183,660)	(1,366,341)	(1,128,220)	(2,665,456)
Foreign exchange loss	(302,943)	(670,222)	(85,418)	(1,668,138)
Share-based compensation (Note 19)	(514,438)	(15,019)	(910,427)	(308,899)
	(1,001,041)	(2,051,582)	(2,124,065)	(4,642,493)

Realized (loss) gain on investments (Note 8)	-	(828,044)	-	1,531,464
Finance expense	(115,611)	(53,557)	(230,365)	(107,522)
Net income (loss) before and after tax for the period	9,210,973	(11,526,822)	11,009,667	(5,972,039)

Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Translation adjustment	138,114	6,386	(378,783)	1,828
	138,114	6,386	(378,783)	1,828
Net income (loss) and comprehensive income (loss) for the period	$9,349,087	$(11,520,436)	$10,630,884	$(5,970,211)
Basic loss per share	$0.03	$(0.04)	$0.03	$(0.02)
Diluted loss per share	$0.03	$(0.04)	$0.03	$(0.02)

Weighted average number of common shares outstanding
Basic (Note 20)	345,377,222	326,932,814	343,323,091	326,729,727
Diluted (Note 20)	355,291,224	326,932,814	353,237,093	326,729,727

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Blockchain Technologies Ltd. Condensed Interim Consolidated Statements of Changes in Equity Amended and Restated (Expressed in US dollars unless otherwise indicated) (Unaudited)

	Share capital			Cumulative		Total
			Equity	translation		equity
	Shares issued	Amount	reserve	adjustment	Deficit	(deficiency)
		$	$	$	$	$
At March 31, 2019	325,675,626	188,027,060	5,473,903	(47,859)	(171,504,579)	21,948,525
Share-based compensation	-	-	686,659	-	-	686,659
Exercise of options	1,469,938	515,487	(186,164)	-	-	329,323
Loss for the year	-	-	-	-	(1,662,823)	(1,662,823)
Translation adjustment	-	-	-	(215,249)	-	(215,249)
At March 31, 2020	327,145,564	188,542,547	5,974,398	(263,108)	(173,167,402)	21,086,435
Share-based compensation	-	-	910,427	-	-	910,427
Quebec acquisition	15,000,000	2,458,470	-	-	-	2,458,470
Exercise of options	2,650,000	918,550	(344,202)	-	-	574,348
Vesting of restricted stock units	775,000	223,041	(223,041)	-	-	-
Shares issued for services	100,000	25,312	-	-	-	25,312
Income for the period	-	-	-	-	11,009,667	11,009,667
Translation adjustment	-	-	-	(378,783)	-	(378,783)
At September 30, 2020	345,670,564	192,167,920	6,317,582	(641,891)	(162,157,735)	35,685,876

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Blockchain Technologies Ltd. Condensed Interim Consolidated Statements of Cash Flows Amended and Restated (Expressed in US dollars unless otherwise indicated) (Unaudited)

	For the six months ended September 30,
	2020	2019

Operating activities
Income (loss) for the period:	$11,009,667	$(5,972,039)
Adjusted for:
Depreciation	3,426,643	2,505,029
Lease payment	-	(91,117)
Unrealized gain on investment	-	(1,531,464)
Share-based compensation	910,427	308,899
Interest expense	224,243	108,390
Changes in non-cash working capital items:
Amounts receivable and prepaids	(3,502,035)	1,639,472
Taxes payable	(144,545)	-
Digital currencies	(7,090,639)	502,948
Accounts payable and accrued liabilities	1,081,660	3,717,975
Cash provided by operating activities	5,915,421	1,188,093

Investing activities
Quebec acquisition (Note 6)	(1,235,873)	-
Purchase of mining equipment	(2,859,451)	-
Cash used in investing activities	(4,095,324)	-

Financing activities
Exercise of warrants and options	574,348	306,712
Lease payments made, net of lease payments received	(1,128,831)	-
Cash (used in) provided by financing activities	(554,483)	306,712

Effect of exchange rate changes on cash	(564,297)	(117,384)
Net increase in cash during the period	701,317	1,377,421
Cash, beginning of period	5,130,127	6,810,471
Cash, end of period	$5,831,444	$8,187,892

Supplemental cash flow information
Share consideration issued for Quebec acquisition (Note 6)	$2,458,470	$-
Digital assets in Amounts Receivable and Prepaids	$(428,144)	$-
Digital asset consideration received on investment redemption	$-	$(3,546,028)
Recognition of right of use assets and lease liabilities	$-	$358,721

Supplemental disclosures:
Interest paid	$-	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

1. Nature of Operations

HIVE Blockchain Technologies Ltd. (the “Company”) was incorporated in the province of British Columbia on June 24, 1987. The Company is a reporting issuer in the provinces of British Columbia and Alberta and is listed for trading on the TSXV, under the symbol “HIVE.V”, as well as on the OTCQX® Best Market under “HVBTF” and on the Open Market of the Frankfurt Stock Exchange under “HBF”. The Company’s head office is located at 555 Burrard Street, Vancouver, BC, V7X 1M8, and the Company’s registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

In connection with the Company’s change of business filed in September 2017 (“Change of Business”), the

Company acquired digital currency mining data centre equipment in Iceland (Note 5). Following the initial acquisition, the Company acquired additional data centre equipment in Iceland and Sweden throughout fiscal 2018. Phases one and two of Sweden commenced operations on January 15, 2018 and March 31, 2018 respectively, while phase three commenced operations on April 30, 2018. On April 9, 2020 the Company also aquired a data centre in Quebec, Canada (Note 6). The Company is in the business of providing infrastructure solutions, including the provision of computational capacity to distributed networks, in the blockchain industry. The Company’s operations are focused on the mining and sale of digital currencies. Digital currencies are subject to risks unique to the asset class and different from traditional assets. Additionally, at times assets may be held by third party custodians or exchanges that are limited in oversight by regulatory authorities.

2. Basis of Presentation

(a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting of the International Financial Reporting Standards” (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and follow the same accounting policies and methods of application as the Company’s March 31, 2020 annual audited financial statements. Accordingly, they should be read in conjunction with the Company’s most recent annual statements.

The Company is in the business of the mining and sale of digital currencies, many aspects of which are not specifically addressed by current IFRS guidance. The Company is required to make judgements as to the application of IFRS and the selection of accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgements; however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

These unaudited condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors on January 25, 2021.

(b) Consolidation

These unaudited condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, which are controlled by the Company (the “Group”). Control is achieved when the parent company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has all of the following: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect its returns.

The financial statements of subsidiaries are included in these unaudited interim consolidated financial statements from the date that control commences until the date that control ceases. All significant inter- company transactions, balances, income and expenses are eliminated on consolidation.

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

2. Basis of Presentation (continued…)

As of September 30, 2020, the Company had seven wholly owned subsidiaries, HIVE Blockchain Iceland ehf., HIVE Blockchain Switzerland AG, Hive Digital Data Ltd. Boden Technologies AB, 9376-9974 Quebec Inc., Liv Eiendom AS, and Kolos Norway AS.

(c) Presentation and functional currency

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions are included in the profit and loss. The functional currency for HIVE Blockchain Technologies Ltd. and 9376-9974 Quebec Inc. is the Canadian dollar, and is the US dollar for its other wholly owned subsidiaries.

(d) Comprehensive income (loss)

Total comprehensive income (loss) comprises all components of profit or loss and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses from translating the financial statements of an entity’s whose functional currency differs from the presentation currency.

3. Significant Judgements

(a) Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(b) Digital assets - accounting

The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2, Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognized in profit or loss.

(c) Asset acquisition

Management determines whether assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

The Company completed the Norway Acquisition in May 2018 (Note 7) and concluded that the entities acquired did not qualify as a business combination under IFRS 3, “Business Combinations”, as significant processes were not acquired. Accordingly, the Norway Acquisition has been accounted for as an asset acquisition.

The Company completed the Quebec Acquisition in April 2020 (Note 6) and concluded that the entity acquired qualified as a business combination under IFRS 3, “Business Combinations”. Accordingly, the Quebec Acquisition has been accounted for as a business acquisition.

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

3. Significant Judgements (continued…)

(d) Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit and loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(e) Contingencies

Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. Such contingencies include, but are not limited to, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.

4. Significant Estimates

(a) Determination of asset and liability fair values and allocation of purchase consideration

Significant asset acquisitions require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future events, including but not limited to availability of hardware and expertise, future production opportunities, future digital currency prices and future operating costs.

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

4. Significant Estimates (continued…)

(b) Carrying value of assets

The Company evaluates each asset or cash generating unit every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use. The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as the relationship between mining rewards and the required computing power, digital currency prices, the periodic contribution margin of digital currency mining activities, changes in underlying costs, such as electricity, and technological changes. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit and loss.

(c) Depreciation

Depreciation of data centre equipment is an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(d) Deferred and current taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities, the deferral and deductibility of certain items and interpretation of the treatment for tax purposes of digital currencies by taxation authorities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

(e) Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (Note 10) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the price at 2400 (per the Central European Time zone) from www.coinmarketcap.com.

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

4. Significant Estimates (continued…)

(f) Share-based compensation

The Company utilizes the Black-Scholes Option Pricing Model (“Black-Scholes”) to estimate the fair value of stock options granted to directors, officers, employees, consultants and charities. The use of Black- Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options. Any changes in these assumptions could have a material impact on the share-based compensation calculation value, however the most significant estimate is the volatility. Expected future volatility can be difficult to estimate as the Company has a limited operating history and is in an emerging industry with no comparable publicly traded competitors at the time of grant. Due to the emerging nature of the industry, volatility estimates require significant estimates. The Company estimated volatility based on historic share prices of companies operating in emerging innovative industries. Historical volatility is not necessarily indicative of future volatility.

Estimates for the expected life and ultimate number of equity instruments to be issued in the Norway Acquisition was determined based on the Company’s assessment of comparable instruments in other entities and understanding of the Company’s future objectives.

5. Change of Business Transaction

In September 2017, the Company completed its transaction with Genesis Mining Ltd. (“Genesis”) whereby the Company acquired digital currency mining equipment in Reykjanes, Iceland from Genesis, as well as entered into four agreements, with the Transaction Agreement encompassing the remaining three: the Investor Rights Agreement, the Master Data Centre Equipment Purchase Agreement and the Master

Services Agreement (collectively being the “Genesis Transaction”).

The Transaction Agreement describes the general terms under which the Company acquired the computing equipment for the digital currency mining centre and arranged the ongoing maintenance and operation of the equipment as well as the future acquisition framework whereby Genesis would provide, on a best efforts basis, up to four additional data centre opportunities in Iceland or Sweden over a period of one year, at an additional cost to the Company. In consideration, the Company issued to Genesis 67,975,428 common shares, being 30% ownership of the Company, and paid $9,000,000 for data centre equipment. In connection with the Genesis Transaction, Genesis became a related party. As of September 30, 2020, Genesis owned 16.0% of the Company on a non-diluted basis, per public filings.

During the years ended March 31, 2019, and 2018, the Company entered into further acquisition agreements with Genesis (Note 11).

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

6. Quebec Acquisition

On April 8, 2020, the Company completed the acquisition of 100% of the common shares of 9376-9974 Quebec Inc. (“9376”), a cryptocurrency mining operation located in Lachute, Quebec from Cryptologic Corp.

In consideration for 100% of the common shares of 9376, the Company paid total consideration of $3,738,809 consisting of:

(i) Issuance of 15,000,000 common shares on closing valued at a price of C$0.23 per common share for a total of $2,458,470 (C$3,450,000); and

(ii) Cash payment of $1,235,873 (C$1,734,315) and holdback of $44,466.

The allocation of the total purchase price to the net assets acquired is as follows:

Prepaid expenses	$719,699
Data Centre Equipment	2,322,077
Right of use asset	2,469,327
Goodwill	872,545
Accounts Payable	(175,512)
Lease liability	(2,469,327)
Net assets acquired	$3,738,809
Cash paid	1,235,873
Shares issued	2,458,470
Holdback payable	44,466
Total consideration	$3,738,809

The purchase price allocation for acquisitions reflect various fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, the valuation of intangible assets acquired, and residual goodwill. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected.

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

7. Norway Acquisition

In May 2018, the Company completed the acquisition of two entities in Norway (the “Norway Acquisition”), Liv Eiendom AS (“Liv Eiendom”) and Kolos Norway AS (“Kolos As consideration for the acquisition, the Company made cash payments of 55,576,560 Norwegian Kroner (“NOK”) (US$6,902,498) to the former shareholders of Kolos, issued 4,750,000 common shares, issued 1,250,000 warrants exercisable at C$1.24 for a period of five years and incurred cash transaction costs of $428,127 related to the acquisition.

The warrant consideration is subject to certain performance conditions whereby a total of 850,000 warrants are exercisable upon the Company’s completion of certain milestones, being construction permitting and the commencement of revenue generating activities on the property. The holder of the warrants has no service commitment in relation to the completion of these milestones. The remaining 400,000 warrants have no vesting conditions. The 1,250,000 warrants had a fair value of $715,041 based on the following Black-Scholes assumptions: i) volatility of 94.26%; ii) expected life of 2.86 years; iii) dividend yield of 0.00% and; iv) interest rate of 2.30%.

Assets and liabilities acquired in the Norway Acquisition were recorded at their fair value. Included in liabilities is loans payable of $2,751,081 consisting of principal of NOK 20,915,000 ($2,559,599) and accrued interest of NOK 1,235,764 ($191,482); the loans were due December 31, 2018 and bear interest at a rate of 6% per annum. As the loans were not repaid by the due date of December 31, 2018 the interest rate is now increased to 9% per annum. Refer to Note 15 for the balance of loans payable at September 30, 2020.

In early December 2018 the Norwegian Parliament approved a legislative bill that cryptocurrency miners will no longer be subject to the relief on power consumption at the same rate as other power-intensive industries. This change, which is included in the state budget for 2019, was expected to take effect in March 2019.

As a result of the proposed changes, in December, 2018, the Company sent a letter to debt holders associated with the Kolos acquisition with proposed changes to the loan agreement. The Company proposed an extension of the term of the convertible loan by one year as the Company assesses the impact that the Norwegian Parliament’s proposed changes could have on future development plans and on the value of HIVE’s sole Norwegian asset.

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

7. Norway Acquisition (continued...)

The fair value of the land development rights acquired, being $15,002,728, was determined in reference to the excess of the purchase consideration over the fair value of the monetary assets and liabilities acquired. Management has rebutted the presumption in IFRS 2.13 that the fair value of the land rights can be estimated reliably and has instead measured the fair value of the land development rights in reference to the equity instruments granted. This rebuttal was based on the unique nature and lack of market data pertaining to the land development rights. The land development rights, located in Ballangen, Norway, is pledged as security to the above loan and is subject to a right of the Ballangen municipality to reclaim ownership in the event the property is not developed by March 2023, among other conditions.

Consideration:
4,750,000 common shares at a value of $0.89 (C$1.14) per share:	$4,233,968
1,250,000 warrants exercisable at C1.24 for five years	715,041
Cash	6,902,498
Transaction costs	428,127
$12,279,634
Net assets of Norway Acquisition:
Cash	$25,193
Land development rights	15,002,728
Other receivables	2,794
Loans payable	(2,751,081)
$12,279,634

Management assessed whether there were any indicators of impairment under IAS 36. Management has concluded that it is no longer probable that the Company will be able to meet the development conditions of having the property developed by March 2023. As a result, the land development rights are impaired and were written down to $nil as at March 31, 2019.

8. Investments

The Company’s holdings that are not traded in active markets by the Company are considered investments. Investments are accounted for as financial assets which are initially recognized at fair value and subsequently measured through fair value through profit or loss.

In November 2018 the Company entered into a subscription agreement with Amber AI for an investment in a fund that holds digital currencies (“the “Investment”). At the time of the investment in Amber AI, the market value of the digital currency sent to Amber AI totaled $3,342,285.

Unrealized gain on investments for the comparable period ended September 30, 2019 was $1,531,464.

On July 19, 2019, the Company redeemed its investment held with Amber AI. The redemption was in the form of 14,866 Ethereum coins with a fair market value of $3,289,398.

As at March 31, 2020 and September 30, 2020, the Company held no investments.

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

9. Amounts Receivable and Prepaids

	September 30, 2020	March 31, 2020
Sales tax receivable	$4,180,606	$5,215,304
Prepaid expenses and other receivables	2,578,540	644,519
Energy tax receivable	6,598,918	3,633,410
Digital assets receivable	428,144	255,616
Total	$13,786,208	$9,748,849

10. Digital Currencies

As at September 30, 2020, the Company’s digital currencies consisted of the below digital currencies, with a fair value of $10,718,921. Digital currencies are recorded at their fair value on the date they are received as income from digital currency mining, and are revalued to their current market value at each reporting date. Fair value is determined by taking the price at 2400 (per the Central European Time zone) from www.coinmarketcap.com.

The Company’s holdings of digital currencies consist of the following:

	September 30, 2020	March 31, 2020
Ethereum	$271,847	$2,364,331
Ethereum Classic	8,165,351	223,995
Bitcoin	2,281,723	867,430
Total	$10,718,921	$3,455,756

The continuity of digital currencies was as follows:

	September 30, 2020	March 31, 2020
Opening balance	$3,455,756	$4,158,501
Digital currency mined	19,569,874	29,219,843
Digital assets received	33,510	4,261,351
Digital currency sold	(14,659,985)	(32,996,432)
Revaluation adjustment	2,319,766	(1,187,507)
Ending balance	$10,718,921	$3,455,756

During the period ended September 30, 2020 the Company sold digital currencies for proceeds totalling $17,137,272 (September 30, 2019 - $21,503,275) with a cost of $14,659,985 (September 30, 2019 - $20,677,015), and recorded a gain on sale of $2,477,287 (September 30, 2019 – gain of $826,260).

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

11. Data Centre Equipment

Cost	Data Centres
Balance, March 31, 2019	$82,284,690
Additions	-
Balance, March 31, 2020	82,284,690
Quebec acquisition	2,322,077
Additions	2,859,451
Balance, September 30, 2020	$87,466,218

Accumulated depreciation and impairment
Balance, March 31, 2019	$72,485,734
Depreciation	3,383,256
Balance, March 31, 2020	75,868,990
Depreciation	2,469,192
Balance, September 30, 2020	$78,338,182
Carrying amount
Balance, March 31, 2020	$6,415,700
Balance, September 30, 2020	$9,128,037

All of the additions to Data Centre Equipment to March 31, 2020 were acquired pursuant to purchase orders under the Master Data Centre Equipment Purchase Agreement from Genesis (Note 5). Genesis also provided maintenance and related services for the Sweden facility until July 2019, and the Iceland facility until June 2020 pursuant to a Master Services Agreement (Note 5).

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

12. Impairment

Management assesses at the end of each reporting period whether there is any indication from external and internal sources of information, that an asset may be impaired. Management performs its assessment of possible impairment to its data centre equipment in 3 identifiable Cash Generating Units (“CGU’s”) those being i) Iceland GPU (comprised of Iceland GPU – phase I, and Iceland GPU – phase II); ii) Sweden GPU (comprised of Sweden GPU – phase I, Sweden GPU – phase II, and Sweden GPU – phase III); and Quebec ASIC.

Management performed an assessment at the period ended September 30, 2020 and determined that the assets were not impaired.

13. Deposits

The Deposits at September 30, 2020 and March 31, 2020 relate to required amounts on account with electricity providers in Sweden, consisting of:

Description	September 30, 2020	March 31, 2020
Vattenfall AB	$1,414,492	$1,265,907
Bodens Energi	685,619	613,598
Total	$2,100,111	$1,879,505

14. Accounts Payable and Accrued Liabilities

	September 30, 2020	March 31, 2020
Accounts payable and accrued liabilities	$3,431,812	$2,130,175
Total	$3,431,812	$2,130,175

Within the payables amount above at both September 30 and March 31, 2020 there is $1,440,921 of service fees that the Company is disputing with the provider.

15. Loans Payable

As part of the Norway Acquisition (Note 7) the Company assumed loans with a principal balance of $2,559,599 (NOK 20,915,000). The loans are in default as at September 30, 2020. A continuity of the loan balance from the date of the Norway Acquisition to September 30, 2020 is as follows:

Loan balance - acquisition	$2,559,599
Accrued interest - acquisition	191,482
Interest	289,529
Foreign exchange movement	(327,537)
Balance - March 31, 2020	2,713,073
Interest	98,440
Foreign exchange movement	(105,671)
Balance - September 30, 2020	$2,705,842

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

16. Right of Use Asset and Lease Liability

The Company adopted a new lease standard and recognized $360,361 of lease liability on April 1, 2019. The lease liability was measured at the present value of the remaining lease payments of $360,361 as of April 1, 2019, discounted using an incremental borrowing rate of that date of 6%. The Company recorded a right of use asset of the same amount which relates to its long-term office lease. Depreciation of the right of use asset is calculated using the straight line method over the remaining lease term.

During the six months ended September 30, 2020, the Company recognized interest expense on the lease liability of $131,787 which was recorded within finance expense.

Cost	Right of Use Assets
Balance, March 31, 2020	$2,790,800
Additions*	2,469,327
Foreign exchange	339,921
Balance, September 30, 2020	$5,600,048
* Additions from acquisition of Lachute (see note 6)

Accumulated Depreciation
Balance, March 31, 2020	$(550,526)
Depreciation	(957,451)
Foreign exchange	(727)
Balance, September 30, 2020	$(1,508,704)

Carrying Amount
Balance, March 31, 2020	$2,240,274
Balance, September 30, 2020	$4,091,344

Lease Liability
Balance, March 31, 2020	$2,343,938
Additions	2,469,327
Lease payments made	(1,211,363)
Interest expense on lease liabilities	131,787
Foreign exchange	442,798
4,176,487

Less: current portion	2,636,025
Balance, September 30, 2020	$1,540,462

Lease Disclosures
Interest expense on lease liabilities	$131,787
Income from sub-leasing	$5,984
Total cash outflow for leases	$1,211,363

Maturity Analysis - Undiscounted Contractual Payments
Less than 1 year	$2,636,025
1 to 2 years	$1,070,015
2 to 3 years	$675,599
$4,381,639

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

16. Right of Use Asset and Lease Liability (continued…)

During the period ended September 30, 2020, the Company sub-leased the office space to an arm’s length tenant. The Company has recorded a net investment in sublease of $300,300 measured at either an amount equal to the leased asset or the carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the incremental borrowing rate on April 1, 2019. The following is a reconciliation of the changes in the net investment in sublease:

Balance, March 31, 2020	$234,152
Lease accretion	5,984
Receipts	(82,532)
Balance, September 30, 2020	$157,604

17. Commitments and contingencies

(a) Administrative, accounting and tax agreement

The Company has an agreement to receive various administrative, accounting and tax services in Sweden. The term of this agreement is for 3 years and expires on September 30, 2022. Expenses incurred under this contract are variable based upon services provided.

(b) Service agreement

The Company has a service agreement to operate and maintain their data centre computing equipment for the purpose of mining crypto currency on the cloud. As part of the arrangement, proprietary software is installed on the Company’s computing equipment to assist in optimizing the use of the equipment.

(c) Power purchase spot agreement

The Company has an arrangement with a power company owned by the Government of Sweden, to receive electricity priced at the hourly spot rate until December 31, 2020. The electricity is being obtained for the purpose of powering the Company’s data center in Boden, Sweden. Expense to the end of this contract will be $1,391,982.

(d) Power purchase agreement

The Company has a supplemental power pricing arrangement that was entered into in order to fix 12 MW of electricity consumption each month at a set price. The fixed price agreement was assessed and is being accounted for as an executory contract whereby the monthly electricity costs are expensed as incurred.

(e) Capital and other commitments:

There were no capital or other commitments at the current or prior year end in addition to the commitments disclosed above.

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

17. Commitments and contingencies (continued…)

(f) Indirect taxes

A subsidiary is contesting a decision brought by a tax agency in Europe in regards to indirect taxes previously received for the period December 2017 to September 2019. Management bases its decisions on expert advice received, and management believes that it will be successful in contesting this decision when taking into account the factual circumstances that are present. The subsidiary has successfully obtained a deferral of any payment of tax until the case is finally decided.

18. Related Party Transactions

The Company had the following related party transactions not otherwise disclosed in these financial statements:

a) As at September 30, 2020, the Company had $1,440,921 (March 31, 2020 - $1,440,921) due to Genesis for service fees, and $428,114 (March 31, 2019 – $1,647,587) due from Genesis for digital currencies held on the Company’s behalf included in amounts receivable and prepaids.

b) As at September 30, 2020, the Company had $111,530 (March 31, 2020 – $182,787) due to directors for the reimbursement of expenses included in accounts payable and accrued liabilities.

c) For the period ended September 30, 2020, operating and maintenance costs of $nil (September 30, 2019 - $8,697,490) were paid to Genesis pursuant to the Master Services Agreement.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers.

For the period ended September 30, 2020, key management compensation includes salaries and wages paid to key management personnel and directors of $379,968 (September 30, 2019 - $209,368) and share- based payments of $604,681 (September 30, 2019 - $166,588).

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

19. Equity

(a) Authorized

Unlimited common shares without par value

Unlimited preferred shares without par value

(b) Issued and fully paid common shares

During the period ended September 30, 2020, the Company:

• Issued 2,650,000 common shares for proceeds of C$795,000 ($574,348) pursuant to the exercise of 2,650,000 options at a price of C$0.30 per option. An amount of $344,202 was reallocated from reserves to share capital in connection with the exercise of these options.

• Issued 15,000,000 common shares with a value of C$3,450,000 ($2,458,470) to Cryptologic Corp. in connection to the acquisition of 9376-9974 Quebec Inc.

• Issued 100,000 common shares with a value of C$22,875 to a contractor in exchange for services completed.

• Issued 775,000 common shares with a value of C$375,875 pursuant to the vesting of 775,000 restricted share-units. An amount of $223,041 was reallocated from reserves to share capital in connection with the vesting of these restricted share-units

Subsequent to September 30, 2020, the Company issued 821,154 common shares for proceeds of C$420,808 ($323,700) pursuant to the exercise of 475,000 options at a price of C$0.30 per option, 300,000 options at a price of C$0.62 per option and 46,154 options at a price of C$2.00 per option. The Company also issued 437,500 common shares pursuant to the vesting of 437,500 restricted share-units

During the year ended March 31, 2020, the Company:

• Issued 1,469,938 common shares for proceeds of C$440,981 ($329,323) pursuant to the exercise of 1,469,938 options at a price of C$0.30 per option. An amount of $186,164 was reallocated from reserves to share capital in connection with the exercise of these options.

As at September 30, 2020 no common shares were held in escrow.

(c) Stock options

The Company has established a rolling Stock Option Plan (the “Plan”). Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis. The maximum term of each option shall not be greater than 10 years. The exercise price of each option shall not be less than the market price of the Company’s shares at the date of grant. Options granted to Consultants performing Investor Relations activities shall vest over a minimum of 12 months with no more than 1/4 of such options vesting in any 3 month period. All other options vest at the discretion of the Board of Directors.

Following is a summary of changes in stock options outstanding for the period ended September 30, 2020:

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

19. Equity (continued…)

(c) Stock options (continued…)

		Weighted average
	Outstanding	exercise price
Balance, March 31, 2019	20,216,952	C$ 0.61
Granted	3,000,000	0.29
Forfeited	(853,846)	1.03
Exercised	(1,469,938)	0.30
Balance, March 31, 2020	20,893,168	C$ 0.57
Granted	100,000	0.38
Forfeited	(1,300,000)	0.62
Exercised	(2,650,000)	0.30
Balance, September 30, 2020	17,043,168	C$ 0.61

The stock options outstanding and exercisable as at September 30, 2020, are as follows:

Outstanding	Exercisable	Exercise price	Expiry date
676,502	676,502	0.30	September 14, 2022
666,666	666,666	2.00	October 11, 2022
8,050,000	8,050,000	0.30	September 14, 2027
1,800,000	1,800,000	2.00	October 11, 2027
250,000	250,000	2.00	March 26, 2028
2,000,000	2,000,000	0.62	September 18, 2028
500,000	437,500	0.27	December 21, 2028
3,000,000	750,000	0.29	February 10, 2030
100,000	12,500	0.38	May 29, 2030
17,043,168	14,643,168

The 100,000 options granted during the period ended September 30, 2020 were granted to an employee of the Company.

The 3,000,000 options granted during the year ended March 31, 2020, were granted to directors and officers of the Company.

(d) Warrants

Following is a summary of changes in warrants outstanding for the period ended September 30, 2020:

	Warrants	Weighted average
	outstanding	exercise price
Balance, March 31, 2019	50,080,150	C$ 3.83
Expired	(48,830,150)	3.90
Balance, March 31, 2020 and September 30, 2020	1,250,000	C$ 1.24

The warrants outstanding and exercisable as at September 30, 2020, are as follows:

Outstanding	Exercisable	Exercise price	Expiry date
1,250,000 *	400,000	C$1.24	May 22, 2023

* Of the 1,250,000 warrants granted as part of the Norway Acquisition (Note 7), 400,000 vest upon the receipt of all regulatory permits required to commence construction of a digital currency mining data centre in Ballangen Norway. A further 450,000 warrants vest upon the commencement of the mining of digital currency or other revenue generating activity on the property.

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

19. Equity (continued…)

(e) Restricted share-units

The Company has established a Restricted Share Unit Plan (the “RSU Plan”). Under the RSU Plan, together with any other share compensation arrangement, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis. Currently, the RSU Plan has a limit of 10 million shares, which is not rolling. The Board may in its own discretion, at any time, and from time to time, grant RSUs to any employee, director or consultant of the Company or its subsidiaries (collectively, "Eligible Persons"), other than persons conducting investor relations activities, from time to time by the Board, subject to the limitations set forth in the RSU Plan. The Board may designate one or more performance periods under the RSU Plan. In respect of each designated performance period and subject to the terms of the RSU Plan, the Board may from time to time establish the grant date and grant to any Eligible Person one or more RSUs as the Board deems appropriate.

Following is a summary of changes in restricted share units outstanding for the period ended September 30, 2020:

Outstanding
Balance, March 31, 2019	-
Granted	3,100,000
Balance, March 31, 2020	3,100,000
Granted	100,000
Exercised	(775,000)
Balance, September 30, 2020	2,425,000

(f) Share-based compensation

During the period ended September 30, 2020, $266,490 (September 30, 2019 - $308,899) of share- based compensation expense was recognized in relation to the vesting of options, and $643,937 (September 30, 2019 - $nil) of share-based compensation expense was recognized in relation to the vesting of RSU’s.

During the year ended March 31, 2020, the Company:

• Granted 3,000,000 stock options with an exercise price of C$0.29 per share and an expiry date of February 10, 2030, which vest 12.5% every three months with the final tranche on February 10, 2022. The fair value per option of the options granted was $0.19 per option and the share-based compensation expense recognized for the vesting of these options to March 31, 2020 was $113,580; and

• Granted 3,100,000 RSU’s, which vest 12.5% every three months with the final tranche on February 10, 2022. The share-based compensation expense recognized for the vesting of these RSU’s was $161,706.

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

19. Equity (continued…)

The following weighted average assumptions were used for the valuation of the stock options:

	2021	2020
Risk-free interest rate	0.42%	1.32%
Expected life (years)	5.00	6.00
Annualized volatility	105%	120%
Dividend rate	0.00%	0.00%

20. Income and loss per share

Income (loss) per common share represents net income (loss) for the period divided by the weighted average number of common shares outstanding during the period.

Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

	Three months ended	Six months ended
	September 30, 2020	September 30, 2020
Basic weighted average number of common shares outstanding	345,377,222	343,323,091
Effect of dilutive stock options and warrants	9,914,002	9,914,002
Diluted weighted average common shares outstanding	355,291,224	353,237,093

21. General and administrative expenses

General and administrative expenses were comprised of the following for the six months ending:

	September 30, 2020	September 30, 2019
Management fees, salaries and wages	$259,237	$716,151
Marketing	74,264	45,614
Office, administration, and regulatory	274,364	597,524
Professional fees, advisory, and consulting	513,254	1,163,782
Travel	7,101	142,385
Total	$1,128,220	$2,665,456

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

22. Financial Instruments and Risk Management

The fair values of investments were measured using the cost, market or income approaches. The investments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values, with the designation based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are:

Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3 Inputs: Unobservable inputs for the asset or liability (Unobservable inputs reflect management’s assumptions on how market participants would price the asset or liability based on the information available).

Valuation of Assets that use Level 2 Inputs (“Level 2 Assets”). The fair value of Level 2 assets would use the quoted price, per coinmarketcap.com*, with no adjustment.

* Coinmarketcap.com is a pricing aggregator, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial.

The Company is exposed, in varying degrees, to a variety of financial related risks. The fair value of the Company’s financial instruments, including cash, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short term nature. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts as at September 30, 2020. The majority of cash is deposited in bank accounts held primarily with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

The Company does not self-custody its digital currencies. The Company uses the services of a financial institution located in Liechtenstein through a custodial agreement.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long term obligations as and when they fall due. The Company manages company-wide cash projections centrally and regularly updates projections for changes in business and fluctuations cause in digital currency prices and exchange rates.

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

22. Financial Instruments and Risk Management (continued…)

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations as well as the currency in which the Company has historically raised capital.

The Company’s presentation currency is the US dollar and major purchases are transacted in US dollars, while all financing to date has been completed in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than an entity’s functional currency. A portion of the Company’s general and administrative costs are incurred mainly in currencies separate from each entity’s functional currency, such as Swiss Francs, the Euro, the Swedish Krona, the Norwegian Krone, and Icelandic Krona. The fluctuation of these currencies in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholders’ equity.

The Company’s net monetary position in the significant foreign currencies as of September 30, 2020 is summarized below with the effect on earnings before tax of a 10% fluctuation of each currency relative to the functional currency of the entity holding it to the USD dollar:

	Net Monetary Position	Impact of 10% variance
	September 30, 2020	in foreign exchange rate
	(USD$ equivalent)	(in foreign currency)
US Dollars	2,311,827	210,166
Canadian Dollars	140,448	9,330
Swiss Francs	1,848,532	176,670
Swedish Krona	3,463,154	33,593
Norwegian Krone	(2,800,814)	26,129
Icelandic Krona	137,203	90

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

23. Digital Currency and Risk Management

Digital currencies are measured using Level 2 inputs (Note 22).

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required. A decline in the market prices for coins could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies are not indicative of their future price performance. The Company’s digital currencies currently consist of Ethereum, Ethereum Classic, and Bitcoin. The table below shows the impact of the 25% variance in the price of each of these digital currencies on the Company’s earnings before tax, based on their closing prices at September 30, 2020.

Impact of 25% variance in price
Ethereum	$67,969
Ethereum Classic	2,041,338
Bitcoin	569,820

24. Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital and reserves.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended March 31, 2020.

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

25. Segmented Information

The Company operates in one segment, the mining and sale of digital currencies. External revenues are attributed by geographical location, based on the country from which services are provided.

September 30, 2020	Canada	Sweden	Iceland	Switzerland	Norway	Bermuda	Total
Income from digital currency mining	$17,543,138	$-	$-	$-	$-	$2,026,736	$19,569,874

September 30, 2019	Canada	Sweden	Iceland	Switzerland	Norway		Total
Income from digital currency mining	$18,964,588	$-	$-	$-	$-		$18,964,588

The Company’s non-current tangible assets are located in the following jurisdictions:

September 30, 2020	Canada	Sweden	Iceland	Switzerland	Norway	Bermuda	Total
Data centre equipment	$4,084,933	$4,262,890	$780,214	$-	$-	$-	$9,128,037
ROU Asset	2,469,327	1,622,017	-	-	-	-	4,091,344
	$6,554,260	$5,884,907	$780,214	$-	$-	$-	$13,219,381

March 31, 2020	Canada	Sweden	Iceland	Switzerland	Norway		Total
Data centre equipment	$-	$5,712,764	$702,936	$-	$-		$6,415,700
ROU Asset		2,240,274	-	-	-		2,240,274
	$-	$7,953,038	$702,936	$-	$-		$8,655,974

26. Subsequent Events

COVID – 19

The Company continues to caution that current global uncertainty with respect to the spread of the COVID-

19 virus (the “coronavirus”) and its effect on the broader global economy may have a significant negative effect on the Company. While the precise impact of the COVID-19 virus on the Company remain unknown, rapid spread of the COVID-19 virus may have a material adverse effect on global economic activity, and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

GPU.One

In November 2020, the Company entered into a non-binding, exclusive memorandum of understanding with GPU.One Holdings Inc. for the potential purchase of GPU Atlantic Inc. GPU Atlantic has a new and state of the art 50 megawatt data centre campus located in New Brunswick, Canada.

Convertible Debenture

On January 12, 2021, the Company closed its non-brokered private placement nof unsecured debentures

(the “Debentures”), for aggregate gross proceeds of $15,000,000 with U.S. Global Investors, Inc. (“U.S. Global”). The Interim Executive Chairman of the Company is a director, officer and controlling shareholder of U.S. Global.

The Debentures will mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum. The Debentures will be issued at par, with each Debenture being redeemable by HIVE at any time, and convertible at the option of the holder into common shares (each, a “Share”) in the capital of the Company at a conversion price of CAD$3.00 per Share. Interest will be payable monthly and principal will be payable quarterly. In addition, U.S. Global will be issued 5.0 million common share purchase warrants (the “Warrants”). Each whole Warrant will entitle U.S. Global to acquire one common at an exercise price of CAD$3.00 per Share for a period of three years from closing.

HIVE Blockchain Technologies Ltd.

Notes to the Condensed Interim Consolidated Financial Statements Amended and Restated

For the three and six months ended September 30, 2020
(Expressed in US dollars unless otherwise indicated)
(Unaudited)

27. Restatement

Subsequent to the issuance of the financial statements on November 27, 2020, the Company re-assessed its presentation of income from digital currency mining, gain (loss) on sale of digital currencies and foreign exchange gain (loss) in the comparative three and six months ended September 30, 2019 figures on the Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) and determined that a misallocation had taken place. These corrections were made for the six month period ended September 30, 2019 by reclassifying income from digital currencies of $2,167,020 into gain on sale of digital currencies of $672,539 and foreign exchange of $1,494,481 and for the three month period ended September 30, 2019 by reclassifying income from digital currencies of $1,381,978 into foreign exchange. There was no impact on netincome (loss) before and after tax or net income (loss) and comprehensive income (loss) for either the three or six months ended September 30, 2019 as a result of these restatements.